[Clean Energy Letterhead]

March 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Clean Energy Fuels Corp.

Request for Withdrawal of Post Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-168433)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Clean Energy Fuels Corp. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 1 to the Company’s registration statement on Form S-3 filed with the Securities Exchange Commission on March 7, 2011 (the “Post-Effective Amendment”). Due to a clerical error, the Post-Effective Amendment was mistakenly filed prior to the filing of a prospectus under Securities Act Rule 424(b) to register securities on a pay-as-you go basis.  The Company intends on filing a prospectus under Rule 424(b) and a new post-effective amendment in the proper sequence as soon as practicable.  No securities have been sold under the Post-Effective Amendment.

If you have any questions regarding this application for withdrawal, please contact Andrew D. Thorpe, Esq. of Morrison & Foerster LLP, counsel for the Company, at (415) 268-6966.

Very truly yours,

Clean Energy Fuels Corp.

By:	/s/ Harrison Clay

Harrison Clay
Vice President, General Counsel
Clean Energy Fuels Corp.

cc:  Andrew D. Thorpe, Esq., Morrison & Foerster LLP